

Mail Stop 4631

August 4, 2017

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

    Re: **ATI Modular Technology Corporation**
           Amendment No. 10 to Registration Statement on Form 10-12G
           Filed July 31, 2017
           File No. 000-55699

           Amendment 2 to Form 10-K for Fiscal Year Ended December 21, 2016
           Form 10-Q for Fiscal Quarter Ended June 30, 2017
           File No. 000-55699

Dear Mr. Perkins:

We have reviewed your filings and have the following comments.

Amendment 10 to Registration Statement on Form 10-12G filed July 31, 2017

Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Presentation, page 54

1. We note your response to comment 5 of our letter dated June 28, 2017. Given that the quarterly fees from Yilaime will be recorded as a reduction of the cost of revenue when recognized, please revise your description of these deferred amounts.

2. Please note that in accordance with ASC 605-50-45-12 the deferred quarterly fees from Yilaime should be recognized as a reduction of your cost of revenue in the period you become obligated to pay the 10% commission of the gross amount of monies procured for the Company through Yilaime's services. In this regard, please explain the nature of the $175,613 "cost charged by Yilaime" as disclosed in Note 5. Deferred Revenue. Specifically address how such costs were determined and demonstrate how Yilaime earned such commissions. Based on your previously presented financial statements,

these costs appear to be general and administrative in nature and should be recognized in your statement of operations as such. Please advise or revise your financial statements according.

3. Please address the nature and appropriateness of the adjustment made to other receivables- related parties and general and administrative expenses for $110,900 as part of the restatement. Please specifically identify the related party.

<u>Form 10-K for the year ended December 31, 2016 and Form 10-Q for the period ended June 30, 2017</u>

4. We may have further comments after reviewing your responses to the comments above on the Form 10/A.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Anthony R. Paesano, Esq.